UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

FPL Group Bargaining Unit Employee Thrift Plan*
(Full title of the plan)

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

* Effective January 1, 2006, the plan name was changed to FPL Group Bargaining Unit Employee Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Employee Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the FPL Group Bargaining Unit Employee Thrift Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 27, 2006

FPL GROUP BARGAINING UNIT EMPLOYEE THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2005	2004

ASSETS
Accrued interest receivable - Leveraged ESOP Account (unallocated)	$820	$192

General investments:
Common/collective trusts	2,946,438	-
Mutual funds	278,382,478	256,562,120

Investment in Master Trust	328,250,595	318,096,503

Employer securities - Leveraged ESOP Account (unallocated)	115,076,884	114,843,161

Total assets	724,657,215	689,501,976

LIABILITIES
Interest payable - Leveraged ESOP Account (unallocated)	206,830	215,325
Acquisition indebtedness - Leveraged ESOP Account (unallocated)	64,034,086	66,664,268

Total liabilities	64,240,916	66,879,593

NET ASSETS AVAILABLE FOR BENEFITS	$660,416,299	$622,622,383

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL GROUP BARGAINING UNIT EMPLOYEE THRIFT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year Ended December 31, 2005

ADDITIONS
Contributions:
Received from Participants	$21,694,729
Noncash contributions (from employer)	7,584,516

Total contributions		$29,279,245

Earnings on investments:
Interest:
Interest-bearing cash	218,438
Participant loans	788,891

Total interest		1,007,329

Net appreciation in fair value of investments:
Investment in Master Trust	31,891,589
General investments:
Common/collective trusts	40,776
Mutual funds	21,532,990

Total net appreciation in fair value of investments		53,465,355

Total		83,751,929

DEDUCTIONS
Benefit payments to Participants or beneficiaries		46,969,471
Deemed distributions of Participant loans		33,306
Administrative expenses		263,940

Total		47,266,717

NET INCREASE		36,485,212

Transfers from the Plan - net		(1,564,324)

Effect of current year Leveraged ESOP Account (unallocated) activity (see Note 2)		2,873,028

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		622,622,383

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2005		$660,416,299

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL GROUP BARGAINING UNIT EMPLOYEE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2005

1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the FPL Group Bargaining Unit Employee Thrift Plan (Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan prospectus for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan and the FPL Group Employee Thrift Plan (Group Plan). Effective January 1, 2006, the FPL Group Bargaining Unit Employee Thrift Plan was renamed the FPL Group Bargaining Unit Employee Retirement Savings Plan and the FPL Group Employee Thrift Plan was renamed the FPL Group Employee Retirement Savings Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock, par value $.01 per share (Common Stock), of FPL Group, Inc. (FPL Group or Company) has been designated as an employee stock ownership plan. Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL), FPL Energy Maine Operating Services, LLC (FPL Energy Maine), or FPL Energy Seabrook, LLC (Seabrook) whose compensation is established under a collective bargaining agreement between FPL or FPL Energy Maine and its respective unit of the International Brotherhood of Electrical Workers AFL-CIO or between Seabrook and The Utility Workers Union of America (collectively, Bargaining Unit). Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until they are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2005 plan year was increased to $14,000 and will increase to $15,000 in 2006. In addition, individuals age 50 or older who contributed the maximum allowable under the Plan had the option of contributing up to an additional $4,000 in Pretax Contributions for 2005. This catch-up amount increases to $5,000 in 2006.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Participant's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

During 2005, the Plan had a Dividend Payout Program which enabled Participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP Account do not qualify under this program. The options available to Participants included reinvestment of dividends in Common Stock, distribution of dividends in cash, or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

Except for FPL Energy Maine bargaining unit employees, the Plan allows for combined pretax and after-tax contributions by eligible employees in whole percentages from 1% to 50% of their "earnings," as defined in the Plan (Earnings), which is matched in part by the Company with shares of Common Stock. FPL Energy Maine employees can elect to contribute up to a combined pretax and after-tax maximum of 20% of their Earnings. Except for Seabrook bargaining unit employees, for pretax or after-tax contributions, the Company match is 100% on the first 3% of a Participant's contributed Earnings, 50% on the next 3% and 25% on the next 1%. The Company match is 100% on the first 3% of a Participant's contributed Earnings for the Seabrook bargaining unit employees. Contributions are subject to certain limitations.

The value of a Participant's contributions (including all income, gains and losses) is at all times 100% vested. For bargaining unit employees of FPL Energy Maine, Company matching contributions are fully vested upon attaining six months of service. For bargaining unit employees of Seabrook, Company matching contributions are fully vested immediately after completing one full month of service. For all others, Company matching contributions vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service. An employee may also receive vesting credit for prior years of service with FPL Group or any of its subsidiaries under certain circumstances.

The Plan's investment options include fourteen core funds, as well as a "window" containing a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index commingled fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of equity and fixed income investments. Effective January 27, 2006, the Plan's investment options were restructured.  The revised three tier (lifecycle funds, core investment funds, and specialty funds) structure is comprised of 23 investment options, including a variety of mutual funds, commingled debt and equity funds, a stable value portfolio of short- and long-term investment contracts and Common Stock. The restructured investment options include nine options from those previously offered and fourteen new options made available as of December 1, 2005.

The Plan allows Participants, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer all or a portion of their account balance attributable to Participant contributions from one investment option to another, subject to certain limitations. At December 31, 2005, the number of active Participants in the Plan was 3,483. Company matching contributions are made primarily from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company matching contributions due to termination of Plan participation may be used to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. A Participant who has attained the age of 50 and completed at least five years of service is permitted to transfer all or any portion of Company matching contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any subsequent Company matching contributions continue to be invested in Common Stock. Company matching contributions made on behalf of business managers and others employed by FPL's bargaining unit and serving on FPL property while on a leave of absence from FPL will be reimbursed by FPL's bargaining unit.

A Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Participant's account, whichever is less. The vested portion of a Participant's account will be pledged as security for the loan. The annual rate of interest for loans is determined taking into account the prime rate at the time of origination. The interest rate for Participant loans is fixed and ranged from 4.00% to 9.50% for loans outstanding at December 31, 2005. The maturity dates for loans outstanding at December 31, 2005 ranged from 2006 to 2010.

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant's contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, participants are eligible to receive a distribution of the full value of their vested account balance. A participant can elect to receive full payment, partial payments or installments over a ten-year period.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Group Plan. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit status.

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. Investment income and interest income on loans to Participants is recognized when earned. Contributions by Participants and Company matching contributions are recorded on the basis of amounts withheld through payroll deductions. Distributions to Participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan's assets include various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts included in investment in Master Trust which are stated at contract value (see Investment Contracts below). Included in general investments and investment in Master Trust are shares of registered investment companies (mutual funds), common/collective trusts and Common Stock. Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common/collective trusts represent the net asset value of shares held by the Plan at year end as reported by the fund managers. Common Stock is valued at its quoted market price. Loans to Participants are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2005, the contract value and fair value of investment contracts were $82,495,735 and $80,919,018, respectively. At December 31, 2004, the contract value and fair value of investment contracts were $94,085,766 and $94,173,826, respectively. The average yield for the portfolio of investment contracts was 3.69% and 3.59% for 2005 and 2004, respectively. The crediting interest rate at December 31, 2005 and 2004 was 3.66% and 3.54%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Group Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative end-of-year net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), accrued interest receivable, Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but have not been allocated to, are not available for, or the obligation of, Plan Participants. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Participants under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). Leveraged ESOP shares allocated to Plan Participants through year end are included in the investment in Master Trust amount on the statements of net assets available for benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reflected below as a reallocation of the Leveraged ESOP Account. The value of the shares allocated to accounts of participants under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The statement of net asset information below has been allocated to the Plan but not to Plan Participants. The effect of 2005 Leveraged ESOP activity presented below on net assets is included in the financial statements of each plan and has been allocated to the Plan but not the Plan Participants. Allocation of shares to the plans is presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	Group Plan	Plan

Allocation percentage	100.0%	71.3%	28.7%

Accrued interest	$2,855	$2,035	$820
Employer securities	400,705,062	285,628,178	115,076,884

Total assets	400,707,917	285,630,213	115,077,704

Interest payable	720,196	513,366	206,830
Acquisition indebtedness	222,970,780	158,936,694	64,034,086

Total liabilities	223,690,976	159,450,060	64,240,916

Net assets at December 31, 2005	$177,016,941	$126,180,153	$50,836,788

Contributions received from employer	$3,853,592
Interest income	7,240
Dividends	14,409,125
Net appreciation in fair value of investments	44,538,447

Total	62,808,404

Interest expense	22,084,518

Net income	40,723,886	$29,028,556	$11,695,330
Allocation of shares to plans (see Note 8)	(29,236,779)	(21,652,263)	(7,584,516)
Reallocation of Leveraged ESOP	-	1,237,786	(1,237,786)

Effect of current year Leveraged ESOP
activity on net assets	11,487,107	8,614,079	2,873,028
Net assets at December 31, 2004	165,529,834	117,566,074	47,963,760

Net assets at December 31, 2005	$177,016,941	$126,180,153	$50,836,788

3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 24.8 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the plans, together with cash contributions from FPL Group. For those dividends on shares allocated to accounts of participants under the plans used to repay the loan, additional shares, equal in value to those dividends, are allocated to accounts of participants under the plans. In 2005, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the plans totaled $14,409,125 and $10,936,865, respectively. Cash contributed in 2005 by FPL Group for debt service totaled $3,853,592.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As debt payments are made, a percentage of Common Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of participants under the plans used to repay the Acquisition Indebtedness. The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments. In 2005, the lender and the Company executed an agreement which permitted the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid in January 2006. Such aggregate amount totaled $6,105,837 and was timely paid. During 2005, 962,818 shares of Common Stock were released from collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2006 - $8,408,000; 2007 - $9,645,600; 2008 - $11,130,500; 2009 - $12,725,500; 2010 - $14,451,000 and thereafter - $166,610,180.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company matching contributions are made primarily in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2005, all Company matching contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Participants' accounts are reinvested in Common Stock for the benefit of the Plan's Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

At December 31, 2005 and 2004, the number of shares of Common Stock held in Participants' accounts totaled 4,801,320 and 4,846,727, respectively, with a market value of $199,542,856 and $181,146,419, respectively. During 2005, dividends on shares of Common Stock held in Participants' accounts totaled $6,738,189.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

5.  Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

	December 31,

	2005		2004

FPL Managed Income Fund	$83,484,191		$87,044,732
Spartan U.S. Equity Index Fund	36,775,398		43,615,669
Fidelity Magellan Fund	30,790,137	(1)	37,598,134
FPL Group Stock Fund (2)	112,426,144		104,262,472
FPL Group Stock LESOP Fund (3)	89,142,330		78,712,840
_____________________

(1)	Does not represent five percent or more of Plan net assets; amount shown for comparability.
(2)	Includes short-term investments of $1,302,969 and $444,364 at December 31, 2005 and 2004, respectively, to provide liquidity.
(3)

Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $793,389 and $590,754 at December 31, 2005 and 2004, respectively, to provide liquidity.

6.  Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Plan has been amended and restated since receiving the determination letter and a new determination letter request will be filed upon the opening of the IRS review process for qualified plans pursuant to the remedial amendment period relating to law changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan are allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group is able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Common Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by FPL Group.

Company matching contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings from investments are distributed or withdrawn. A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7.  Expenses

Certain fees, such as investment management fees, are paid by Plan Participants. Trustee's fees and expenses are paid primarily with amounts contained in the forfeiture accounts of the Trust and are reflected in the financial statements as administrative expenses. During 2005, Trustee's fees and expenses totaling $197,237 were paid from the forfeiture account. At December 31, 2005 and 2004, the balance of the forfeiture account was $282,575 and $439,241, respectively, and is included in the financial statements in mutual funds. Any fees and expenses paid by FPL Group are not reflected in the Plan financial statements.

8.  Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan and the Group Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and net asset and investment earnings information for the Master Trust follows.

	Percent of Interest in Master Trust

	December 31,

	2005	2004

FPL MANAGED INCOME PORTFOLIO FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.8%	75.4%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	25.2%	24.6%
CONSERVATIVE INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	80.0%	80.8%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	20.0%	19.2%
MODERATE GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	75.5%	74.6%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	24.5%	25.4%
LONG-TERM GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	77.0%	75.4%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	23.0%	24.6%
FPL Group Stock Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	66.6%	66.1%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	33.4%	33.9%
FPL Group Stock LESOP Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	73.1%	72.5%
FPL Group Bargaining Unit Employee Thrift Plan EIN 59-0247775 PN 003	26.9%	27.5%

FPL MANAGED INCOME PORTFOLIO STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2005	2004

ASSETS
General investments:
Mutual funds	$3,914,644	-
Value of unallocated insurance and financial institution contracts	326,712,908	$353,611,934

Total	330,627,552	353,611,934

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$330,627,552	$353,611,934

SUMMARY OF EARNINGS ON INVESTMENTS
		Year Ended December 31, 2005

Interest		$12,099,485

CONSERVATIVE INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2005	2004

ASSETS
Receivables:
Income	$53,118	$42,081

Total receivables	53,118	42,081

General investments:
Value of unallocated insurance and financial institution contracts	-	9,526,938
Mutual funds	18,445,117	9,918,727

Total general investments	18,445,117	19,445,665

Total	18,498,235	19,487,746

LIABILITIES	11,870	-

NET ASSETS AVAILABLE FOR BENEFITS	$18,486,365	$19,487,746

SUMMARY OF EARNINGS ON INVESTMENTS
		Year Ended December 31, 2005

Interest		$354,705
Dividends		292,445
Net appreciation in fair value of mutual funds		150,726

MODERATE GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2005	2004

ASSETS
Receivables:
Income	$154,982	$120,692
Other	463,735	385

Total receivables	618,717	121,077

General investments:
Value of unallocated insurance and financial institution contracts	-	20,037,638
Mutual funds	77,128,168	63,805,798

Total general investments	77,128,168	83,843,436

Total	77,746,885	83,964,513

LIABILITIES	409	279

NET ASSETS AVAILABLE FOR BENEFITS	$77,746,476	$83,964,234

SUMMARY OF EARNINGS ON INVESTMENTS
		Year Ended December 31, 2005

Interest		$746,721
Dividends		1,497,349
Net appreciation in fair value of mutual funds		1,663,242

LONG-TERM GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2005	2004

ASSETS
Receivables:
Income	$87,839	$63,803
Other	32,756	10,000

Total receivables	120,595	73,803

General investments:
Value of unallocated insurance and financial institution contracts	-	8,388,176
Mutual funds	89,286,550	84,974,523

Total general investments	89,286,550	93,362,699

Total	89,407,145	93,436,502

LIABILITIES	822,683	283

NET ASSETS AVAILABLE FOR BENEFITS	$88,584,462	$93,436,219

SUMMARY OF EARNINGS ON INVESTMENTS
		Year Ended December 31, 2005

Interest		$332,881
Dividends		1,661,097
Net appreciation in fair value of mutual funds		4,038,132

FPL GROUP STOCK FUND STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2005	2004

ASSETS
Receivables:
Income	$11,410	$506
Other	161,187	2,188,513

Total receivables	172,597	2,189,019

General investments:
Mutual funds	3,902,152	1,310,285

Employer securities	332,944,441	304,238,822

Total	337,019,190	307,738,126

LIABILITIES	291,699	256,809

NET ASSETS AVAILABLE FOR BENEFITS	$336,727,491	$307,481,317

SUMMARY OF EARNINGS ON INVESTMENTS
		Year Ended December 31, 2005

Interest		$107,987
Dividends		11,375,051
Net appreciation in fair value of employer securities		33,932,443

FPL GROUP STOCK LESOP FUND (nonparticipant-directed) STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2005	2004

ASSETS
Receivables:
Income	$9,565	$3,438
Other	209	606,030

Total receivables	9,774	609,468

General investments:
Mutual funds	2,951,121	2,147,949

Employer securities	328,741,179	283,488,478

Total	331,702,074	286,245,895

LIABILITIES	124,598	16,557

NET ASSETS AVAILABLE FOR BENEFITS	$331,577,476	$286,229,338

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2005

ADDITIONS
Noncash contributions (from employer)		$29,236,779

Earnings on investments:
Interest		94,181
Dividends		10,936,865
Net appreciation in fair value of employer securities		45,616,186

Total		85,884,011

DEDUCTIONS
Benefit payments to Participants or beneficiaries		15,767,577
Account maintenance fees		28,214

Total		15,795,791

NET INCREASE		70,088,220

TRANSFERS
Transfers into fund		11,841,711
Transfers out of fund		(36,581,793)

Net transfers		(24,740,082)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2004		286,229,338

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2005		$331,577,476

FORM 5500: Schedule H, 4i PLAN YEAR 2005 PLAN #003	FPL GROUP, INC. - EIN 59-2449419 FPL GROUP BARGAINING UNIT EMPLOYEE THRIFT PLAN SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FUND NAME	UNITS/SHARES 12/31/05	PRICE 12/31/05	HISTORICAL COST	MARKET VALUE 12/31/05

ABF BALANCED PA	7,572.873	$13.54	$106,872.45	$102,536.70
ABF LARGE CAP VAL PA	17,980.317	$19.94	$345,180.00	$358,527.52
ABF SH TERM BOND PA	309.008	$8.76	$2,781.80	$2,706.91
AIM BLUE CHIP A	9,296.597	$12.04	$100,329.49	$111,931.03
AIM CONSTELLATION A	719.889	$24.77	$14,965.36	$17,831.65
AIM DYNAMICS INV	1,139.637	$18.21	$17,990.68	$20,752.79
AIM PREM EQUITY A	6,601.918	$10.39	$60,434.35	$68,593.93
AIM SM CO GRTH INV	182.432	$13.26	$2,119.51	$2,419.05
AIM WEINGARTEN A	2,397.313	$13.95	$27,819.24	$33,442.52
ALGER CAP APPREC I	20,402.534	$14.04	$261,824.12	$286,451.58
ALGER MIDCAP GRTH I	27,762.241	$16.72	$427,074.22	$464,184.66
ALGER SMALL CAP I	9,420.328	$20.97	$188,172.64	$197,544.28
ALLNZ CCM CAP AP ADM	3,613.639	$19.36	$60,579.63	$69,960.05
ALLNZ CCM MID CP ADM	3,233.634	$26.88	$67,385.49	$86,920.08
ARIEL APPRECIATION	27,824.053	$46.72	$1,207,259.94	$1,299,939.76
ARIEL FUND	36,063.646	$50.07	$1,768,000.82	$1,805,706.75
BARON ASSET FUND	14,515.740	$56.29	$746,474.74	$817,091.01
BARON GROWTH	58,890.535	$45.40	$2,517,799.67	$2,673,630.29
BGI ACW EX US IDX V	53,437.407	$10.31	$540,623.87	$550,939.66
BGI EQUITY INDEX V	56,392.063	$9.88	$563,209.55	$557,153.57
BGI R 2000 VAL IDX V	41,556.613	$9.74	$411,644.93	$404,761.41
BGI RUSSELL 2000 K	100,141.332	$12.29	$985,641.36	$1,230,736.97
BGI US DEBT INDEX V	15,529.275	$10.11	$155,421.06	$157,000.96
BGI US EQ MKT IDX V	4,640.181	$9.88	$46,394.96	$45,844.99
BRANDYWINE FUND	584,678.616	$31.09	$17,221,191.01	$18,177,658.17
CALVERT NEWVIS SM CP	2,371.730	$16.50	$37,332.22	$39,133.54
CS GLOBAL FX INC COM	689.223	$9.51	$7,172.24	$6,554.51
CS MID CAP GRTH COM	108.222	$33.27	$3,228.10	$3,600.55
CS SMALL CAP VAL COM	8,912.695	$22.22	$194,831.88	$198,040.08
DOMINI SOCIAL EQUITY	983.455	$29.93	$27,923.69	$29,434.81
DREY FNDRS BALNCED F	144.726	$8.59	$1,171.20	$1,243.20
DREY FNDRS DISCVRY F	708.826	$28.58	$18,349.16	$20,258.25
DREY FNDRS EQ GRTH F	712.526	$5.18	$3,164.03	$3,690.88
DREY FNDRS GROWTH F	187.110	$10.97	$1,768.88	$2,052.60
DWS GLOBAL OPPS S	4,132.289	$39.06	$133,233.74	$161,407.21
DWS GRTH & INCOME S	62.729	$21.80	$1,252.51	$1,367.49
DWS INTERNATIONAL S	3,487.814	$50.41	$154,264.47	$175,820.70
FID AGGRESSIVE INTL*	1,109.680	$16.99	$18,508.05	$18,853.47
FID ASSET MANAGER*	9,788.173	$16.05	$156,141.47	$157,100.18
FID ASSET MGR AGGR*	3,092.214	$12.08	$31,683.99	$37,353.94
FID ASSET MGR GRTH*	4,086.979	$15.08	$59,014.07	$61,631.65
FID ASSET MGR INCOME*	9,983.560	$12.83	$119,744.83	$128,089.08
FID BALANCED*	37,826.771	$18.76	$628,421.29	$709,630.22
FID BLUE CHIP GROWTH*	6,956.835	$43.16	$265,860.49	$300,257.00
FID CANADA*	68,838.060	$43.13	$2,435,105.26	$2,968,985.53
FID CAP APPRECIATION*	33,145.005	$25.10	$825,098.25	$831,939.63
FID CAPITAL & INCOME*	49,770.104	$8.37	$401,464.52	$416,575.77
FID CONVERTIBLE SEC*	5,103.479	$22.46	$99,526.12	$114,624.14
FID DISCIPLINED EQTY*	5,730.507	$27.71	$125,251.36	$158,792.35
FID DISCOVERY*	1,351.660	$11.41	$13,397.96	$15,422.44
FID DIVERSIFIED INTL*	224,922.402	$32.54	$6,960,743.61	$7,318,974.95
FID DIVIDEND GROWTH*	101,376.566	$28.79	$2,772,961.83	$2,918,631.33
FID EQUITY INCOME*	45,980.711	$52.78	$2,355,404.39	$2,426,861.92
FID EQUITY INCOME II*	10,858.281	$22.86	$240,762.65	$248,220.30
FID EUROPE*	6,206.347	$35.97	$207,168.25	$223,242.30
FID EUROPE CAP APP*	1,795.720	$22.02	$39,348.51	$39,541.75
FID EXP & MULTINATL*	52,031.811	$21.24	$1,011,949.12	$1,105,155.67
FID FIDELITY*	1,955.896	$31.82	$52,533.86	$62,236.61
FID FIFTY*	14,436.019	$22.73	$274,526.01	$328,130.72
FID FOCUSED STOCK*	6,055.344	$11.90	$67,952.95	$72,058.59
FID FOUR IN ONE IDX*	57.711	$26.34	$1,450.21	$1,520.11
FID FREEDOM 2000*	6,246.832	$12.21	$76,395.62	$76,273.82
FID FREEDOM 2010*	88,217.864	$14.05	$1,216,680.90	$1,239,460.99
FID FREEDOM 2020*	41,013.982	$14.71	$572,972.18	$603,315.68
FID FREEDOM 2030*	7,576.323	$15.02	$99,515.76	$113,796.37
FID FREEDOM 2040*	5,440.737	$8.83	$45,634.62	$48,041.71
FID FREEDOM INCOME*	38,590.985	$11.37	$426,782.37	$438,779.50
FID GINNIE MAE*	102,869.977	$10.85	$1,145,074.96	$1,116,139.25
FID GLOBAL BALANCED*	2,079.577	$21.06	$41,412.95	$43,795.89
FID GROWTH & INC II*	10,739.024	$10.16	$100,667.11	$109,108.48
FID GROWTH COMPANY*	13,973.004	$63.63	$706,853.23	$889,102.24
FID HIGH INCOME*	16,509.178	$8.78	$145,485.46	$144,950.58
FID INDEPENDENCE*	4,403.281	$19.65	$77,017.77	$86,524.47
FID INST SH INT GOVT*	11,949.439	$9.51	$114,209.87	$113,639.16
FID INTERMED BOND*	50,583.462	$10.29	$529,530.14	$520,503.83
FID INTL DISCOVERY*	7,003.415	$31.66	$196,083.72	$221,728.12
FID INTM GOVT INCOME*	15,188.859	$10.03	$153,651.43	$152,344.26
FID JAPAN*	40,940.327	$18.23	$578,567.74	$746,342.16
FID LARGE CAP STOCK*	4,086.130	$15.61	$57,533.10	$63,784.49
FID LATIN AMERICA*	141,140.036	$31.98	$3,420,393.29	$4,513,658.35
FID MID CAP STOCK*	17,770.652	$26.57	$375,987.09	$472,166.22
FID NEW MARKETS INC*	197,896.939	$14.43	$2,740,859.91	$2,855,652.83
FID OTC PORTFOLIO*	550,605.239	$37.79	$21,651,557.30	$20,807,371.98
FID OVERSEAS*	222,258.936	$41.61	$7,227,492.09	$9,248,194.33
FID PACIFIC BASIN*	160,462.849	$25.67	$3,234,982.77	$4,119,081.33
FID PURITAN*	24,954.984	$18.73	$454,044.89	$467,406.84
FID REAL ESTATE INVS*	246,141.524	$31.16	$7,284,812.19	$7,669,769.88
FID SHORT TERM BOND*	16,620.389	$8.86	$148,410.02	$147,256.64
FID SM CAP INDEPEND*	3,545.839	$20.48	$68,184.81	$72,618.78
FID SMALL CAP STOCK*	20,376.089	$18.30	$333,663.14	$372,882.43
FID SOUTHEAST ASIA*	31,375.424	$21.21	$559,275.49	$665,472.74
FID STOCK SELECTOR*	678.862	$24.74	$14,234.86	$16,795.04
FID STRATEGIC INCOME*	22,465.433	$10.43	$230,519.17	$234,314.47
FID TREND*	137.540	$57.22	$6,033.18	$7,870.03
FID VALUE*	214,008.763	$75.88	$14,585,042.44	$16,238,984.93
FID WORLDWIDE*	7,318.050	$19.57	$117,054.54	$143,214.24
FIDELITY AGGR GROWTH*	12,183.223	$17.80	$183,723.84	$216,861.37
FIDELITY EMERG MRKTS*	50,366.161	$18.44	$682,519.93	$928,752.01
FIDELITY GOVT INCOME*	146,854.658	$10.12	$1,523,056.09	$1,486,169.14
FIDELITY INVST GR BD*	39,402.947	$7.37	$296,822.38	$290,399.72
FIDELITY LOW PR STK*	374,781.280	$40.84	$13,394,865.63	$15,306,067.48
FIDELITY MAGELLAN*	289,272.236	$106.44	$28,693,778.15	$30,790,136.80
FIDELITY RET GOVT MM*	9,412,863.770	$1.00	$9,412,863.77	$9,412,863.77
FIDELITY US BD INDEX*	600,898,483	$10.90	$6,538,472.34	$6,549,793.46
FIDELITY UTILITIES*	12,382.002	$14.67	$174,706.25	$181,643.97
FKLN SMMIDCAP GRTH A	1,920.627	$37.72	$57,733.57	$72,446.05
FMA SMALL COMPANY IS	1,638.285	$19,54	$33,497.73	$32,012.08
FPA CRESCENT	45,120.120	$25.17	$1,041,175.32	$1,135,673.42
FPL CONS INV STRGY*	164,540.494	$22.51	$2,675,910.42	$3,703,673.88
FPL GROUP STK LESOP*	3,961,254.147	$22.50	$59,674,402.01	$89,142,330.20
FPL GROUP STOCK*	5,037,303.073	$22.32	$65,028,181.16	$112,426,144.06
FPL MANAGED INCOME*	83,484,190.680	$1.00	$83,484,190.68	$83,484,190.68
JANUS ADV BALANCED S	382.994	$26.15	$8,859.09	$10,015.29
JANUS ADV FLEX BND S	576.694	$11.91	$7,154.63	$6,868.43
JANUS ADV FORTY S	5,087.107	$28.73	$140,236.60	$146,152.58
JANUS ADV INTL GTH S	10,299.486	$37.86	$276,564.11	$389,938.54
JANUS ADV LC GRTH S	3,187.843	$21.51	$61,429.45	$68,570.51
JANUS ADV MC GRTH S	4,179.394	$28.06	$97,112.52	$117,273.80
JANUS ADV WRLDWIDE S	1,690.128	$28.98	$43,793.87	$48,979.91
JANUS FLEXIBLE BOND	5,542.625	$9.47	$53,553.76	$52,488.66
LB CORE BOND NB INV	5,488.766	$9.85	$56,481.78	$54,064.35
LM VALUE TRUST FI CL	13,622.485	$74.47	$1,028,835.17	$1,014,466.46
LONG-TERM STRGY*	639,431,400	$31.91	$12,839,424.80	$20,408,719.61
MANAGERS BOND FUND	34,959.056	$24.11	$843,676.24	$842,862.84
MANAGERS CAP APPREC	581.159	$27.80	$14,301.99	$16,156.22
MANAGERS SPECIAL EQ	1,901.687	$86.77	$148,266.73	$165,009.38
MANAGERS VALUE	2,955.441	$27.98	$75,137.67	$82,693.24
MODERATE GRWTH STRGY*	659,462.394	$28.94	$12,901,652.35	$19,085,536.87
MSI ACTIVE INTL B	138.410	$12.64	$1,443.97	$1,749.50
MSI EMERGING MKTS B	17,489.415	$25.08	$339,310.96	$438,634.53
MSI GLOBAL VAL EQ B	17.583	$17.69	$312.75	$311.04
MSI INTL MAGNUM B	1,163.812	$12.97	$12,431.55	$15,094.64
MSI LGCP REL VAL B	2,826.260	$11.09	$27,643.54	$31,343.22
MSI SM CO GROWTH B	2,806.328	$12.31	$36,008.16	$34,545.90
MSI US LG CAP GRTH B	5,547.920	$19.21	$85,538.40	$106,575.54
MSIFT CP FX INC ADV	9,417.189	$11.48	$109,000.70	$108,109.33
MSIFT HIGH YIELD ADV	688.391	$5.20	$3,508.42	$3,579.63
MSIFT MIDCAP GTH ADV	2,722.608	$24.24	$53,298.85	$65,996.02
MSIFT VALUE ADVISER	4,783.432	$17.09	$84,074.66	$81,748.85
MUTUAL DISCOVERY A	23,511.656	$26.04	$533,039.50	$612,243.52
MUTUAL SHARES CL A	15,458.898	$23.81	$336,928.46	$368,076.36
NB FOCUS TRUST	740.778	$23.83	$19,618.21	$17,652.74
NB GENESIS - TR CL	67,556.424	$48.55	$2,932,785.86	$3,279,864.39
NB GUARDIAN TRUST	27.771	$14.05	$373.18	$390.18
NB MANHATTAN TRUST	6.908	$12.11	$81.77	$83.66
NB PARTNERS TRUST	16,414.324	$21.65	$354,658.42	$355,370.12
NB SOCIALLY RESP TR	3,602.892	$15.74	$56,839.82	$56,709.52
OLDMUT EMRG GROWTH Z	6,518.222	$14.12	$74,358.27	$92,037.29
OLDMUT GROWTH Z	985.619	$21.33	$18,360.20	$21,023.25
PIM GLBBND AD UNHDGD	13,087.123	$9.55	$129,404.39	$124,982.03
PIMCO HIGH YIELD ADM	34,344.178	$9.72	$326,572.65	$333,825.41
PIMCO LOW DUR ADM	11,123.244	$9.99	$113,291.85	$111,121.21
PIMCO LT US GOVT ADM	30,986.927	$11.00	$342,573.20	$340,856.21
PIMCO TOT RETURN ADM	317,492.654	$10.50	$3,391,786.90	$3,333,672.87
RHJ MICRO CAP	34,090.587	$19.11	$674,331.52	$651,471.12
ROYCE PREMIER INVEST	266,753.690	$16.86	$4,502,474.92	$4,497,467.21
RS EMERGING GROWTH	390.225	$32.58	$10,153.52	$12,713.53
RS SMALLER CO GROWTH	2,537.634	$21.11	$53,075.64	$53,569.45
SPARTAN 500 INDEX*	5,906.949	$86.02	$452,303.58	$508,115.74
SPARTAN INTL INDEX*	6,579.179	$35.73	$185,476.60	$235,074.06
SPARTAN US EQ INDEX*	832,776.221	$44.16	$27,353,736.99	$36,775,397.92
SPTN EXTND MKT INDEX*	3,620.178	$34.74	$108,090.14	$125,764.98
SPTN TOTAL MKT INDEX*	4,358.317	$34.66	$139,754.08	$151,059.27
TCW GAL AGGR GRTH EQ N	3,042.687	$13.17	$33,225.99	$40,072.19
TCW SELECT EQUITY N	23,260.707	$19.86	$361,063.61	$461,957.64
TCW SM CAP GRTH N	29.147	$17.30	$427.44	$504.24
TEMPLETON DEV MKTS A	17,247.874	$23.42	$337,929.83	$403,945.21
TEMPLETON FOREIGN A	168,196.30	$12.68	$1,780,560.42	$2,132,729.10
TEMPLETON GROWTH A	22,669.725	$22.94	$485,072.69	$520,043.49
TEMPLETON WORLD A	5,341.551	$17.74	$91,382.70	$94,759.11
TMPL FOREIGN SM CO A	11,111.266	$20.33	$214,524.78	$225,892.04
TMPL GLOBAL BOND A	9,130.376	$10.31	$95,000.95	$94,134.17
TRP EQUITY INCOME	364,500.496	$25.92	$9,267,168.96	$9,447,852.86
TRP INST LGCAP GRTH	83,077.120	$13.83	$1,163,236.71	$1,148,956.56
USAA CORNERSTONE	893.699	$25.89	$23,598.24	$23,137.87
USAA GNMA TRUST	10,472.126	$9.59	$105,247.23	$100,427.69
USAA GROWTH FUND	266.750	$15.22	$3,299.06	$4,059.94
USAA INCOME FUND	6,366.268	$12.20	$77,153.39	$77,668.47
USAA INCOME STOCK	2,406.788	$15.20	$38,454.23	$36,583.18
VANG TARGET RET INC	2,279.754	$10.44	$23,984.79	$23,800.64
VANG TARGET RET 2005	25,933.950	$10.93	$290,477.04	$283,458.07
VANG TARGET RET 2015	65,644.566	$11.46	$767,988.78	$752,286.73
VANG TARGET RET 2025	47,503.436	$11.77	$567,050.03	$559,115.44
VANG TARGET RET 2035	46,086.494	$12.26	$573,442.77	$565,020.42
VANG TARGET RET 2045	22,880.085	$12.57	$293,538.36	$287,602.67
WFA COMMON STOCK Z	500.219	$21.77	$9,943.91	$10,889.77
WFA DISCOVERY INV	1,640.471	$20.47	$34,559.28	$33,580.44
WFA GOVT SECURTY INV	20,802.571	$10.46	$225,923.70	$217,594.89
WFA GROWTH INV	1,460.183	$21.09	$26,549.76	$30,795.26
WFA LG CAP GRTH INV	540.657	$24.54	$11,137.54	$13,267.72
WFA OPPORTUNITY INV	3,671.912	$44.87	$135,910.68	$164,758.69
WFA ULTRA ST INC INV	277.297	$9.15	$2,558.97	$2,537.27
LEVERAGED ESOP EMPLOYER SECURITIES*	2,768,933.69	$41.56	$40,149,538.51	$115,076,884.16
PARTICIPANT LOAN BALANCES*(4.0% TO 9.50%;
MATURING 2006-2010)			$15,575,852.82	$15,575,852.82

TOTAL ASSETS (HELD AT END OF YEAR)				$724,656,395.60

* PARTY-IN-INTEREST

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	FPL Group Bargaining Unit Employee Retirement Savings Plan (formerly known as FPL Group Bargaining Unit Employee Thrift Plan)

(Name of Plan)

By:	ROBERT H. ESCOTO

Robert H. Escoto Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX
Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm